Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

15 August 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A ST3: 15th August 2008

Oil Search, the operator for PPL190, reports as at 0600 on 14th August 2008 that:

"The Cobra -1A ST3 well was at a total depth of 2,766m and preparing to run and cement a 5 ½" liner.

Once the liner has been set, the forward plan is to drill the Upper Hedinia Sandstone interval in a 4 1/8" hole and undertake a programme of formation evaluation to determine the fluid type within the interval where elevated gas readings were recorded in Cobra -1A ST2."

Cobra -1A ST3 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

15th August 2008

END